
02028475

Grupo Dataflux, S.A. de C.V.

Date: March 14, 2002

SUPPL

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624


SEC MAIL
RECEIVED
APR 1 5 2002
WASH. D.C.
164

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

PROCESSED
MAY 0 1 2002
THOMSON
FINANCIAL

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

Sincerely,

Adrián González
Grupo Dataflux
Investor Relations

dlw 4/19


Dataflux

CNCI RECEIVED CERTIFICATION FROM THE MEXICAN EVALUATION CENTER (CENEVAL)

Monterrey, March 14, 2002 — Grupo Dataflux, S.A. de C.V. (BMV: Dataflx B), a Mexican Education and Information services company, today reported that its education subsidiary CNCI, was certified by the CENEVAL, and the Board for Certification and Competency (known as CONOCER), in order to train and test students nation wide in Computer tools and applications.

These two agencies, CENEVAL and CONOCER, are entities that depend from the Mexican Ministry of Education (known as SEP) and the Mexican Ministry of Work (known as STPS).

"We are totally committed to improve the quality level of our courses, this certification is product of a substantial progress in our program and our academic staff" commented Mr. Gilberto Caballero, CEO, of the CNCI.

"This accreditation reinforces our search to provide education in new fields and levels which are subject to very high quality standards such as College and University" said Mr. Alberto Hinojosa, CEO of Grupo Dataflux.

"We are very pleased with the results of our Education Division. Grupo Dataflux strategy for the mid and long term is to concentrate in the Education field. Events like this gives us confidence about our future development" commented Mr. Guillermo Salinas-Pliego, President of Grupo Dataflux.

With the exception of historical information, the matters discussed in this press release are forward-looking statements.

Company Profile

Grupo Dataflux, S.A. de C.V. (BMV: Dataflx B) is a Mexican Education and Information Services company whose core holdings are CNCI, the largest network of computer training schools in Mexico and Todito.com, a leading Spanish language Internet portal and marketplace targeting North American Spanish-speakers. It also offers PCs and peripherals distribution services in Mexico and Colombia.

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Investor and Press Inquiries

Celestina Aguilar, Celestina_aguilar@dataflux.com.mx, Tel: 818.221.2000, Fax: 818.221.2091